SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              HAEMACURE CORPORATION
 -------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 Canada                                      Not Applicable
     ----------------------------                        --------------------
    (Jurisdiction of incorporation                           (IRS Employer
           or organization)                               Identification No.)


        2001 University, Suite 430                            H3A 2A6
         Montreal, Quebec, Canada                           ---------
         ------------------------                           (Zip Code)
 (Address of principal executive offices)


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates:
Not applicable

Securities to be registered pursuant to Section 12(b) of the Act: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Share Purchase Rights

Item 1.  Description of Registrant's Securities to be Registered.

      On January 24, 2001, the Board of Directors of Haemacure Corporation (the "Company") adopted a Shareholder Protection Rights Plan (the "Plan") which provides for the issuance of one common share purchase right (a "Right") for each outstanding common share of the Company (the "Common Shares"). The shareholders of the Company approved the Plan on April 26, 2001. The Rights are payable to the shareholders of record as of December 31, 2000. Each Right initially entitles the registered holder to purchase from the Company one Common Share at a price of Cdn. $75.00 per Common Share (the "Exercise Price"). The description and terms of the Rights are set forth in a Shareholder Protection Rights Plan Agreement dated January 24, 2001 (the "Rights Agreement") between the Company and Trust General du Canada, as Rights Agent (the "Rights Agent").

      Until the earlier to occur of (i) the date of a public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Company or an employee benefit trust of the Company or a subsidiary) (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares (the "Stock Acquisition Date"), or (ii) the date of the commencement of or first public announcement of the intent of any person to commence an offer to acquire 20% or more of the outstanding Common Shares (excluding any Permitted Bid), or (iii) the date on which any Permitted Bid ceases to be a Permitted Bid, or (iv) such earlier or later time or times as may be determined by the Board of Directors of the Company (the earlier of such dates being called the "Separation Time"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. A person will not be deemed to be an Acquiring Person if such person beneficially owned 20% or more of the Company's outstanding voting shares as of January 1, 2001, unless such person acquires more than 1% of the outstanding voting shares determined as of January 1, 2001.

      The Rights do not become exercisable if a bid is made by an Acquiring Person in a manner that meets the definition of "Permitted Bid" as set out in the Rights Agreement. The Rights Agreement provides that a "Permitted Bid" is a bid which is made in compliance with the provisions of Title IV of the Securities Act (Quebec) and the regulations thereunder and which also complies with the following requirements, among others:

      (i) the bid must be made to all Company's shareholders and must be made for all of the Company's shares:

      (ii)  the bid must remain open for 90 days;

      (iii) the bidder must own less than 5% of the Company's outstanding Common Shares at the time the bid is commenced;

      (iv) no shares may be purchased pursuant to the bid until the expiration of 90 days after the commencement of the bid;

      (v) tendered shares may be withdrawn by shareholders during the 90 days following the commencement of the bid;

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

      (vi) the bid must contain a condition that, as of the 80th day following the commencement of the bid, at least 50% of the Company's outstanding Common Shares must have been tendered and not withdrawn; and

      (vii) the bidder has not, in connection with the bid, entered in to any agreement with a 20% or greater shareholder relating to the Common Shares held by such 20% holder.

      The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Shares. Until the Separation Time (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Separation Time (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Separation Time, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Separation Time and such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Separation Time. The Rights will expire on January 23, 2004 (the "Expiration Time"), unless the Rights are earlier redeemed or exchanged by the Company, or the Rights Agreement is amended, in each case as described below.

      The Exercise Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on the Common Shares, (ii) in the event of a subdivision or change in the outstanding Common Shares into a greater number or smaller number, or (iii) in the event that the Company issues any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) in respect of, in lieu of, or in exchange for existing Common Shares.

      In the event that any person becomes an Acquiring Person (a "Flip-In Event"), holders of Rights will thereafter generally have the right to receive upon exercise that number of Common Shares equal to the Exercise Price divided by half the closing price of the Common Shares on the Toronto Stock Exchange on the date of the Flip-In Event. Notwithstanding any of the foregoing, following the occurrence of a Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void.

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued. The Company is not required to issue fractional shares upon exercise of the Rights. At the option of the Company, fractions of Common Shares may be evidenced by scrip certificates, or the Company may pay an amount equal to the same fraction of the market price of one Common Share. The Purchase Price is payable by certified cheque, banker's draft or money.

      The Rights Agreement permits the Board of Directors to authorize the Company, after a Flip-In Event has occurred, to issue or deliver, in exchange for outstanding Rights and on payment of any relevant exercise price, debt, equity, or other securities or assets (or a combination thereof) of the

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

Company. If the Board of Directors authorizes such an exchange, the right to exercise Rights will terminate and the only right thereafter of a holder of Rights will be to receive the debt or equity security or assets (or combination thereof) in accordance with the exchange formula authorized by the Board of Directors.

      At any time prior to the Separation Time, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of Cdn. $.001 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. In addition, at any time prior to the Separation Time, the Board may, by prior written notice to the Rights Agent, waive the consequences of a particular Flip-In Event so that there would be no adjustment to the Rights upon the occurrence of the Flip-In Event.

      Subject to the prior written approval of the Toronto Stock Exchange, the Board of Directors may amend the Rights Agreement without the consent of the Company's shareholders or Right holders, except that no such amendment made on or after the Separation Time may materially adversely affect the interests of the holders of Rights. Notwithstanding the foregoing, any amendments that would change the definition of Acquiring Person, Exercise Price, Expiration Time, Flip-In Event, or Permitted Bid must be approved by the Company's shareholders.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

      As of June 29, 2001, there were 28,339,617 Common Shares issued and outstanding. Each outstanding Common Share on the Record Date received one Right. As long as the Rights are attached to the Common Shares, the Company will issue one Right for each Common Share which becomes outstanding between the Record Date and the Distribution Date so that all such shares will have attached Rights.

      The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company prior to the time that the Rights may not be redeemed (as described above) since the Board of Directors may, at its option, at any time until the Separation Date redeem all but not less than all the then outstanding Rights at $.001 per Right. The Rights are designed to provide protection against abusive takeover tactics such as partial tender offers, selective open-market purchases, and offers for all the Common Shares at less that full value or at an inappropriate time. The Rights are intended to assure that the Company's Board of Directors has the ability to protect shareholders and the Company if efforts are made to gain control of the Company in a manner that is not in the best interests of the Company and its shareholders.

      The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Right Certificate, is attached hereto as an exhibit. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.

            4.1 Shareholder Protection Rights Plan Agreement dated January 24, 2001, between the Company and Trust General du Canada, which includes as Exhibit A thereto the Form of Right Certificate.





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
                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       HAEMACURE CORPORATION


Date:  September 5, 2001               By:  /s/ Marc Paquin
                                           -------------------------------------
                                           Marc Paquin,
                                           President and Chief Executive Officer










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



                              HAEMACURE CORPORATION
                                    FORM 8-A
                                  EXHIBIT INDEX


Exhibit
Number                                 Description

4.1 Shareholder Protection Rights Plan Agreement dated January 24, 2001, between the Company and Trust General du Canada, which includes as Exhibit A thereto the Form of Right Certificate.










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